Exhibit (a)(1)(xi)

Press Release

Settlement of Exchange Offers and Cash Tender Offers for Petrobras Argentina S.A. Shares and American Depositary Shares

Buenos Aires, November 25, 2016. Pampa Energía S.A. (“Pampa”; NYSE: PAM; BCBA: PAMP) announces the settlement of its concurrent offers:

•	internationally, (i) to exchange outstanding American Depositary Shares (the “PESA ADSs”) representing Class B shares (the “PESA Shares”) of Petrobras Argentina S.A. (“Petrobras Argentina”) into American Depositary Shares (the “Pampa ADSs”) representing common shares (the “Pampa Shares”) of Pampa (the “International PESA ADS Exchange Offer”), (ii) to exchange outstanding PESA Shares held by U.S. persons into Pampa Shares (the “International PESA Share Exchange Offer”) and (iii) to purchase outstanding PESA Shares held by U.S. persons for Argentine pesos (the “International Cash Tender Offer” and, together with the International PESA ADS Exchange Offer and the International PESA Share Exchange Offer, the “International Offers”); and
•	in Argentina, (i) to exchange outstanding PESA Shares into Pampa Shares (the “Argentine Exchange Offer” and, together with the International PESA ADS Exchange Offer and the International PESA Share Exchange Offer, the “Exchange Offers”) and (ii) to purchase PESA Shares for Argentine pesos (the “Argentine Cash Tender Offer,” together with the International Cash Tender Offer, the “Cash Tender Offers,” and, together with the Argentine Exchange Offer, the “Argentine Offers”).

The International Offers and the Argentine Offers (together, the “Offers”) expired on November 14, 2016. The International Offers were made pursuant to a prospectus (the “International Prospectus”) contained in a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2016. The Argentine Offers were made pursuant to a prospectus (the “Argentine Prospectus”) dated October 6, 2016 filed with the Argentine Securities Commission (Comisión Nacional de Valores, or the “CNV”).

Based on a final count by SBS Trading S.A., the agent for the Argentine Offers, the International PESA Share Exchange Offer and the International Cash Tender Offer, and The Bank of New York Mellon, the agent for the International PESA ADS Exchange Offer, the final results of the Offers are as follows:

Exchange Offers:

•	Number of PESA Shares validly tendered and not withdrawn: 53,862,567 PESA Shares
•	Number of PESA ADSs validly tendered and not withdrawn: 21,388,145 PESA ADSs

Cash Tender Offers:

•	Number of PESA Shares validly tendered and not withdrawn: 311,669,706 PESA Shares

All PESA Shares and PESA ADSs that were validly tendered and not withdrawn were accepted for exchange or purchase, as applicable, in accordance with the terms of the Offers and applicable law.

Based on these results, Pampa issued 28,294,006 Pampa Shares and 4,493,649 Pampa ADSs pursuant to the Exchange Offers and paid Ps. 3,233,105,695 pursuant to the Cash Tender Offers, in each case, net of applicable Argentine withholding taxes.

As a result of the Offers, Pampa owns approximately 90.4% of all outstanding PESA Shares (including PESA Shares underlying PESA ADSs).

For further information, please contact:

Gustavo Mariani – Vice-President and Co-Chief Executive Officer

Ricardo Torres – Vice-President and Co-Chief Executive Officer

Mariano Batistella – Planning, Strategy and Related Companies Executive Director

Lida Wang – Investor Relations Officer

Maipú 1, (C1084ABA), Buenos Aires, Argentina

Tel: +54 (11) 4344 6000

http://www.pampaenergia.com/ir

investor@pampaenergia.com

Important Additional Information for the International Offers

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.